Exhibit 99.3

Director’s Interests in the Ordinary Shares of Cable and Wireless plc (“the Company”)

The Company was notified on 7 August 2003 that on the same day the following Directors purchased Ordinary Shares in the Company at a price of 116.25 pence per share under the Cable & Wireless Share Purchase Plan: -

Adrian Chamberlain – 86 Ordinary Shares

Rob Rowley – 108 Ordinary Shares